Exhibit 1



FOR IMMEDIATE RELEASE

SIEMENS RECEIVES NOTIFICATION OF TERMINATION OF GERMAN
ANTITRUST WAITING PERIOD FOR PENDING ACQUISITION OF SHARED
MEDICAL SYSTEMS CORPORATION

         NEW YORK, June 29, 2000 -- Siemens Medical Engineering Group (Med) and Shared Medical Systems Corporation (NYSE: SMS) today announced that the German Federal Cartel Office has concluded its review under the German merger control laws and cleared Siemens Corporation's pending acquisition of Shared Medical Systems Corporation (SMS).

         As previously announced, Siemens Corporation and SMS have entered into a merger agreement under which a wholly owned subsidiary of Siemens Corporation, Autobahn Acquisition Corporation, commenced on May 10, 2000 an all-cash tender offer for all of SMS's outstanding common stock at a price of $73.00 per share. The tender offer is conditioned upon, among other things, there being tendered prior to the expiration date of the tender offer and not withdrawn at least a majority of the outstanding shares of common stock.

         The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Friday, June 30, 2000, unless extended.

         SMS announced on June 20, 2000 that SMS would pay its regular quarterly dividend of $.21 per share. The dividend is payable on July 17, 2000 to all stockholders of record on June 30, 2000, including those who have tendered their shares. A stockholder's tendering his or her shares will not affect whether the stockholder is a stockholder of record on June 30, 2000, and thus will not affect the stockholder's right to receive the dividend.

         The tender offer may be extended on the terms and conditions stated in the Offer to Purchase. Any extension of the tender offer would be followed as promptly as practicable by a public announcement, which would be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Further information and a copy of the Offer to Purchase may be obtained from the information agent for the offer: Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004; 212-440-9800 (bankers and brokers); 800-223-2064 (all others). Credit
Suisse First Boston Corporation (800-646-4543) is the dealer manager for the tender offer.



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         Siemens Medical Engineering Group is one of the world's largest suppliers of innovative products, services and complete solutions for the healthcare industry. Med covers the full spectrum of products, systems and services, ranging from advanced diagnostic and therapy imaging systems and audiology devices, to IT solutions for optimizing processes and improving efficiency in clinics and private practices. Med posted orders worth 4.14 billion euros (DM8.1 billion; $4.35 billion) and sales of 4.09 billion euros (DM8.0 billion; $4.3 billion) in fiscal 1999, and has some 19,000 employees worldwide.

         Siemens AG, the parent of Siemens Medical Engineering, is based in Munich, Germany. It designs, manufactures and markets a wide range of electrical and electronic parts and systems.

         Founded in 1969, Shared Medical Systems Corporation has over 30 years of network computing experience, operating the industry's largest Information Services Center (ISC) and Health Information Network for application hosting, e-commerce, enterprise systems management, and managed Internet services. SMS specializes in information solutions for hospitals, provides process and structural consulting, application services and manages IT infrastructures. As the premier Application Service Provider (ASP) in healthcare, SMS's ISC operates health applications for over 1,000 health providers with connections to over 400,000 customer workstations, and processes 80 million transactions each day.

CONTACT: Tom Varney, Siemens Corporation, 212-258-4335, thomas.varney@sc.siemens.com; or Julie McDowell, Shared Medical Systems Corporation, 610-219-6528, julie.mcdowell@smed.com